UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Approval
OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.............15

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5 )* Global Payments Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

37940X102
(CUSIP Number)

Antonio Molestina, Esq. Senior Vice President and Deputy General Counsel Canadian Imperial Bank of Commerce 300 Madison Avenue New York, NY 10017 (212) 667-8314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2005
(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 37940X102
__________________________________________________________________________________________
1.         Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Canadian Imperial Bank of Commerce
            13-1942440
__________________________________________________________________________________________
2.         Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  [ ]
            (b)  [ ]
__________________________________________________________________________________________
3.         SEC Use Only
__________________________________________________________________________________________
4.         Source of Funds (See Instructions)
__________________________________________________________________________________________
5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
__________________________________________________________________________________________
6.         Citizenship or Place of Organization   Canada
__________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power .....-0-
8. Shared Voting Power ......-0-
9. Sole Dispositive Power ....-0-
10. Shared Dispositive Power ..-0- .

11.       Aggregate Amount Beneficially Owned by Each Reporting Person .............................................-0-
__________________________________________________________________________________________
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
__________________________________________________________________________________________
13.       Percent of Class Represented by Amount in Row (11) ....................................................................-0-
__________________________________________________________________________________________
14.       Type of Reporting Person (See Instructions)
            CO, HC, BK

Item 1.            Security and Issuer

Common Stock, no par value

 Global Payments Inc.
10 Glenlake Parkway
North Tower
Atlanta, GA  30328

Item 2.            Identity and Background

This Amendment No. 5 is filed by Canadian Imperial Bank of Commerce (“CIBC”). Capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedule 13D filed on March 30, 2001 by CIBC (the “Initial Schedule 13D”), as amended and supplemented. This Amendment No. 5 hereby amends and supplements the Initial Schedule 13D, Amendment No. 1 thereto filed on June 13, 2001 by CIBC, Amendment No. 2 thereto filed on October 6, 2003 by CIBC, Amendment No. 3 thereto filed on May 5, 2004 by CIBC, and Amendment No. 4 thereto filed on May 11, 2004. All items or responses not described herein remain as previously reported in the Initial Schedule 13D, as amended by Amendment Nos. 1, 2, 3 and 4 thereto.

Item 3.            Source and Amount of Funds or Other Consideration

None.

Item 4.            Purpose of Transaction

On May 11, 2004, CIBC Investments Limited (“CIBCIL”), a wholly-owned subsidiary of CIBC, entered into a “zero-cost collar” arrangement with Citibank, N.A. pursuant to which the options could settle in multiple tranches over five quarters at the option of CIBCIL, by delivery of shares of common stock, by cash payments, or by a combination of the two methods.  Each option was comprised of 20 components, which were to expire and were to be exercisable over a 20 consecutive trading day period beginning on March 28, 2006.  Each component of the option was attributable to 60,000 shares.  On August 24, 2005, the terms of the options were amended to revise the call option strike prices and to reset the expiration dates of all the options to August 24, 2005.  The call options were exercised on August 24, 2005 and the shares were delivered by CIBCIL to Citibank, N.A.

Item 5.            Interest in Securities of the Issuer

None.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A copy of the Amendment to Confirmations for Collar Transactions is attached hereto as Exhibit 10 and is incorporated herein by reference.

Item 7.            Material to Be Filed as Exhibits

The exhibit list set forth in the Initial Schedule 13D is amended by adding the following:

Exhibit:
10.       Amendment to Confirmations for Collar Transactions dated as of August 24, 2005, between Citibank, N.A. and CIBC Investments Limited.

Signature

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2005
Date

 /s/ Antonio Molestina
 Signature

Antonio Molestina, Senior Vice President and Deputy General Counsel
Name/Title